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  OMB APPROVAL                                                SEC FILE NUMBER
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

               For Period Ended: December 31, 1998
                                 ----------------------------------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F o Transition Report on
                   Form 11-K
               [ ] Transition Report on Form 10-Q o Transition Report on Form
                   N-SAR
               For the Transition Period Ended: -------------------------------

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
  Geneva Steel Company
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Full Name of Registrant

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Former Name if Applicable

  10 South Geneva Road
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Address of Principal Executive Office (Street and Number)

  Vineyard, UT 84058
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         SEE EXHIBIT A ATTACHED HERETO AND INCORPORATED HEREIN BY THIS
REFERENCE.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Richard G. Brown                     801                          532-7840
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     (Name)                      (Area Code)                 (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30 of the
     Investment Company Act of 1940 during the preceding 12 months or    [ ] Yes
     for such shorter period that the registrant was required to file    [X] No
     such report(s) been filed? If answer is no, identify report(s).
     SEE EXHIBIT A ATTACHED HERETO AND INCORPORATED HEREIN BY THIS
     REFERENCE.

(3)  Is it anticipated that any significant change in results of
     operations from the corresponding period for the last fiscal        [X] Yes
     year will be reflected by the earnings statements to be             [ ] No
     included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    SEE EXHIBIT A ATTACHED HERETO AND INCORPORATED HEREIN BY THIS REFERENCE
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                                      Geneva Steel Company
                        -----------------------------------------------
                          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    2/11/99                             By /s/ DENNIS L. WANLASS
                                               ---------------------------------
                                               Dennis L. Wanlass,
                                               Vice President, Treasurer and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
              ---------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
              ---------------------------------------------------

                              GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25 ) of the
     General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this charter).
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                                   EXHIBIT A
                                       TO
                    FORM 12B-25, NOTIFICATION OF LATE FILING
                                       OF
                              GENEVA STEEL COMPANY

Part III - Narrative.

         The Registrant filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on February 11, 1999. Its accounting and management personnel have been engaged in the preparation of the schedules related to the Bankruptcy filing.


Part IV - Other Information.

         (2) An amendment to the Registrant's Form 10-K for the fiscal year ended September 30, 1998 was due January 28, 1999.

         (3) The Registrant's operating results for fiscal 1998 and for the first fiscal quarter of 1999 were severely affected by, among other things, a dramatic surge in steel imports beginning in the Summer of 1998. As a result of high levels of low-priced steel imports and the resultant deteriorating market conditions, the Registrant's overall price realization and shipments declined precipitously.